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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                     Commission File Number     1-6052
                                                           --------------------


                           FIRST CHICAGO CORPORATION
-------------------------------------------------------------------------------
            (Exact name of registrant as specified in its charter)


          One First National Plaza, Chicago, IL 60670, (312) 732-4000
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 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


Attachment A hereto, incorporated herein by reference, sets forth a list of the classes of securities covered by this Form.
-------------------------------------------------------------------------------
           (Title of each class of securities covered by this Form)


                                     NONE
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 (Titles of all other classes of securities for which a duty to file reports under section 13(a) of 15(d) remains)


   Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

         Rule 12g-4(a)(1)(i)   [X]           Rule 12h-3(b)(1)(i)   [X]
         Rule 12g-4(a)(1)(ii)  [_]           Rule 12h-3(b)(1)(ii)  [_]
         Rule 12g-4(a)(2)(i)   [_]           Rule 12h-3(b)(2)(i)   [_]
         Rule 12g-4(a)(2)(ii)  [_]           Rule 12h-3(b)(2)(ii)  [_]
                                             Rule 15d-6            [X]


   Approximate number of holders of record as of the certification or notice
date:     0
     --------------------------------------------------------------------------
   There are no holders of record of each class of securities listed above as of the date hereof. All of the outstanding capital stock of First Chicago Corporation was converted into capital stock of First Chicago NBD Corporation (formerly known as NBD Bancorp, Inc.), and all outstanding debt securities of First Chicago Corporation have been assumed by First Chicago NBD Corporation, pursuant to the merger of First Chicago Corporation with and into NBD Bancorp, Inc., which merger became effective as of the date hereof.

   Pursuant to the requirements of the Securities Exchange Act of 1934 First Chicago Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:       December 1, 1995           By:   /s/ Robert A. Rosholt
     ------------------------------       -------------------------------------
                                                 Robert A. Rosholt
                                                 Executive Vice President and
                                                 Chief Financial Officer



SEC 2069 (8-93)

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                                 ATTACHMENT A
                                 ------------


Title of Each Class
-------------------

Common Stock, $5.00 par value

Preferred Stock with Cumulative and Adjustable Dividends, Series B ($100 stated value), no par value

Preferred Stock with Cumulative and Adjustable Dividends, Series C ($100 stated value), no par value

Depositary Shares, each representing one-twenty-fifth of a share of 8.45%
  Cumulative Preferred Stock, Series E ($625 stated value), no par value

8.45% Cumulative Preferred Stock, Series E ($625 stated value)

Depositary Shares, each representing one-hundredth of a share of 5-3/4%
  Cumulative Convertible Preferred Stock, Series B ($5,000 stated value), no par value

5-3/4% Cumulative Convertible Preferred Stock, Series B ($5,000 stated value)

Preferred Share Purchase Rights

8-1/2% Notes Due June 1, 1998

5-1/2% Exchangeable Notes Due February 15, 1997